UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Constellium N.V.
(Name of Issuer) Class A Ordinary Shares, nominal value €0.02
(Title of Class of Securities) N22035104
(CUSIP Number) December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N22035104
1.	Names of Reporting Persons Ontario Teachers’ Pension Plan Board
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 7,981,900
		6.	Shared Voting Power 0
		7.	Sole Dispositive Power 7,981,900
		8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,981,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.67%[1]
12.	Type of Reporting Person (See Instructions) FI

1 Based on a total of approximately 104,076,718 shares of Class A ordinary shares of Constellium N.V. (the “Issuer”) expected to be outstanding as of December 16, 2013, as reported on the Issuer’s prospectus filed with the Commission on December 10, 2013. For the purpose of sections 13(d) and 13(g), any person, in determining the amount of outstanding securities of a class of equity securities, may rely upon information set forth in the issuer's most recent quarterly or annual report, and any current report subsequent thereto, filed with the Commission pursuant to this Act, unless he knows or has reason to believe that the information contained therein is inaccurate.

Item 1.
(a)	Name of Issuer: Constellium N.V.
(b)	Address of Issuer’s Principal Executive Offices: Tupolevlaan 41-61 1119 NW Schiphol-Rijk The Netherlands
Item 2.
(a)	Name of Person Filing: Ontario Teachers’ Pension Plan Board (“OTPP”)
(b)	Address of Principal Business Office or, if none, Residence: 5650 Yonge Street, 3rd Floor, Toronto, Ontario, Canada M2M 4H5
(c)	Citizenship: OTPP is a corporation incorporated under the laws of the Province of Ontario, Canada
(d)	Title of Class of Securities: Class A ordinary shares, nominal value €0.02 per share
(e)	CUSIP Number: N22035104
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☒ A non-U.S. institution in accordance with §240.13d- 1(b)(ii)(J);
(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: An employee benefit plan subject to the provisions of the Pension Benefits Act of Ontario and regulations thereunder.

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Of the 7,981,900 Class A ordinary shares beneficially owned by OTPP, 6,900 Class A ordinary shares were held by a third party investment adviser trading on behalf of Downsview Managed Account Platform Inc. (“DMAP”), a wholly-owned direct subsidiary of OTPP. The DMAP shares were held in a discretionary trading account with the relevant investment manager being terminable on less than 60 days notice.

(b) Percent of class: 7.67%[2]
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 7,981,900
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 7,981,900
(iv) Shared power to dispose or to direct the disposition of 0
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.

2 Based on a total of approximately 104,076,718 shares of Class A ordinary shares of Constellium N.V. (the “Issuer”) expected to be outstanding as of December 16, 2013, as reported on the Issuer’s prospectus filed with the Commission on December 10, 2013. For the purpose of sections 13(d) and 13(g), any person, in determining the amount of outstanding securities of a class of equity securities, may rely upon information set forth in the issuer's most recent quarterly or annual report, and any current report subsequent thereto, filed with the Commission pursuant to this Act, unless he knows or has reason to believe that the information contained therein is inaccurate.

Item 9. Notice of Dissolution of Group
Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to pension plans in Ontario, Canada is substantially comparable to the regulatory scheme applicable to functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2014.

ONTARIO TEACHERS’ PENSION PLAN BOARD

By: /s/ Melissa Kennedy
Name: Melissa Kennedy Title: General Counsel, Corporate Secretary and Senior Vice President Corporate Affairs